

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

E. Will Gray II
Chairman and Chief Executive Officer
CO2 Energy Transition Corp.
1334 Brittmoore Rd, Suite 190
Houston, TX 77043

> **Re: CO2 Energy Transition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed February 23, 2023**
>   **File No. 333-269932**

Dear E. Will Gray II:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed February 23, 2023

Risks Related to Ownership of Our Securities and This Offering
Inflation Reduction Act of 2022 may result in the imposition of an excise tax on the Company, page 56

1.   We note your disclosure as to the potential effects of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
     • liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code,
     • extensions, depending on the timing of the extension relative to when the SPAC

completes a de-SPAC or liquidates, and
- de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan S. Guilfoyle